Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP ANNOUNCES SENIOR MANAGEMENT AND DIRECTOR CHANGES

VANCOUVER, British Columbia – October 18, 2013 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX: SVM) (NYSE: SVM) announced changes to its senior management and board of directors. To focus on his role as Chairman of the Board of Directors, providing the Company with leadership and strategic guidance, Dr. Rui Feng is relinquishing the Chief Executive Officer role. The Board of Directors has appointed Myles Gao, Silvercorp’s President, as the new Chief Executive Officer. Mr. Gao, P.Geo., first joined Silvercorp as President in 2003 and has also held the position of Chief Operating Officer.

The Company is also pleased to announce the appointment of Malcolm Swallow, P.Eng., to its board of directors. Among his many achievements, from 2008 to 2012 he was a Director and VP Development at Inter-Citic Minerals (ICI:TSX), a company that developed and sold the Dachang gold project in China to a major Chinese mining company. Mr. Swallow, age 62, is a mining engineer, who brings with him forty years of operating and project management experience, including the evaluation, development, construction, and operation of numerous underground and open pit mines involving precious and base metals.

With his mine engineering background, the appointment of Mr. Swallow brings missing expertise to the Company’s Board. Mr. Swallow's appointment maintains the number of directors on the board at seven, as Dr. Robert Gayton, 73, has tendered his resignation in order to lighten his workload and move towards semi - retirement. The Board of Directors has accepted Dr. Gayton's resignation, thanks him for his contributions, and wishes him continued success.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China which has paid a cash dividend since 2007. The Company is currently developing the GC project in southern China which it expects will become its next operating mine. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

Investor contact
Lorne Waldman
Senior Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca